Exhibit 99.1

June 18, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Schedule of Analyst / Institutional Investor Meetings

This is to inform that the Company’s management will be participating in the following investor conferences with single institution(s)/ investor groups:

Date	Organized by	Meeting mode	Location	Timing
21.06.2024	Bank of America	In Person	San Francisco	9:00 – 16:00 PDT

Please note that the schedules of the aforesaid meetings are subject to change due to any exigencies on the part of Investors / Company.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR